July 12, 2005

Via Facsimile, EDGAR and U.S. Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Station Place, 100 F Street, N.E.

Mail Stop 03-08

Washington, D.C. 20549

Attention:	William Choi
Scott Ruggiero

Re:	PC Mall, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
File No. 0-25790

Dear Mr. Choi:

On behalf of PC Mall, Inc. (the “Company”), we are responding to a letter dated June 16, 2005 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings. The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Form 10-K for the fiscal year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Critical Accounting Policies and Estimates, page 31

Deferred Advertising Revenue and Costs, page 32

1.

We note your disclosure regarding your accounting policy for market development funds and co-op advertising funds received from vendors and of the costs to develop, produce and circulate your catalogs. Please provide us with the following additional information:

•	Clarify for us why market development and co-op advertising funds are not considered to be a reimbursement of costs to sell your vendors’ products;

Securities and Exchange Commission

July 12, 2005

Page Two

•

We presume that the term “co-op revenue” used in your disclosure refers to co-op advertising funds. Please explain to us why you refer to market development and advertising funds as “revenue” when they have been offset to cost of sales;

•

Clarify for us and revise your disclosure to indicate whether deferred advertising costs related to the development, production and circulation of your catalogs and co-op revenue are recognized on a straight-line basis over the estimated life of the catalog or recognized based on sales generated over the life of the catalog; and

•	Your basis for estimating the life of your catalogs to be eight weeks.

Response:      In response to the Staff’s comments, the Company advises the Staff as follows with respect to the Company’s accounting policies for market development funds and co-op advertising funds :

•

Nearly all of our vendor consideration is received pursuant to contracts or arrangements with vendors to provide us with funds to sell their products. Typically we receive consideration on the basis of product purchases or product sales out In accordance with EITF No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”), we record funds received from vendors as an offset to cost of goods sold since such funds are not a reimbursement of specific, incremental, identifiable costs incurred by us in selling the vendor’s products. We also receive a certain amount of funds that are used directly to offset certain costs, such as the cost of maintaining vendor experts or “champions” in which such costs are recorded as a reduction of G&A.

•	We use the term “co-op revenue” to refer to vendor consideration that is managed through a vendor marketing sales team. In future filings, we will refer to such funds as vendor consideration.

•

As disclosed in the critical accounting policy for deferred advertising revenue and costs on page 32 of our Form 10-K, deferred advertising costs related to the development, production and circulation of our catalogs, and any related co-op revenue are recognized based on sales generated over the life of the catalog.

•

The eight week catalog life was determined based upon historical source code data that attributes sales to a particular catalog. Each catalog edition has a unique source code to enable matching back sales to that catalog. We collect source code data which we use to calculate the life of the catalog. Based upon the source code data, nearly all sales occur within 8 weeks following the delivery of a catalog.

Securities and Exchange Commission

July 12, 2005

Page Three

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003, page 33

2.	Please explain why the adoption of EITF 02-16 impacted the comparability of the years ended December 31, 2004 and 2003 since this accounting standard was effective during both of these periods.

             Response:      In response to the Staff’s comment, many contracts providing funds in early 2003 were signed in 2002 or prior years. EITF 02-16 required application to new arrangements, including modifications of existing arrangements entered into after December 31, 2002. In accordance with EITF 02-16, funds received pursuant to contracts signed in 2002 and prior years were recorded in accordance with our past practices. Such practices were to record vendor consideration as a reduction of advertising expense rather than as a reduction of cost of goods sold as required by EITF 02-16.

3.

In future filings, please quantify the amount of the increase or decrease attributed to each factor that contributes to material changes over the reported periods. For example, we note that you provided various factors that may cause gross margins to fluctuate, but none of those factors are quantified for the changes over the reported periods in question outside of the impact of the adoption of EITF 02-16. Further examples of factors that should be quantified in future filings include the dollar impact of:

	•	the 30%, 17% and 2% increases in your outbound telemarketing business, PC Mall Gov sales and retail sales, respectively, on 2004 net sales;
	•	the 29%, 11% and 15% increases in your outbound telemarketing business, PC Mall Gov sales and retail sales, respectively, and the 21% decline in catalog sales on 2003 net sales; and
	•	the increased expenses of operating your Canadian call center in 2004 on SG&A expense.

             Response:      The Staff’s comment is duly noted. As requested by the Staff, in future filings we will quantify, where practical in Management’s Discussion and Analysis, the individual factors that contributed to material changes over the reported periods. Please note that we operate in an industry characterized by rapid technological change, evolving standards and short product life cycles. Although there is generally a mix of recurring factors that impacts our gross margins for a particular period, including the factors included in our prior disclosures, the impact of any individual factor has fluctuated in the past, and will continue to fluctuate in the future, for any given period of determination. As a result, quantitative measurements of the relevant factors are less meaningful and may in fact create inaccurate impressions about the significance of any individual factor. In addition, some of these factors are not capable of being quantified in a reliable or accurate manner. Moreover, we believe that disclosure of all the relevant factors and the general order of their significance provide investors with the necessary information to understand the trends that impact gross margins in the future.

Securities and Exchange Commission

July 12, 2005

Page Four

We respectfully submit to the Staff our belief that the use of percentages to quantify the reasons for period to period changes in financial statement line items is useful and appropriate under the guidance provided in Section III.D of Release No. 33-6835 (the “1989 Release”). In that interpretive release, the Commission indicated that quantification of factors affecting line item changes may include “use of dollar amounts or percentages, as reasonably practicable” [emphasis supplied]. In fact, the example provided at the end of Section III.D of the 1989 Release describes the components of the period to period changes in the registrant’s revenue by providing the percentage changes of certain of the drivers of those changes. Nonetheless, to the extent practical, we will attempt to provide a quantitative measurement of the relevant factors affecting gross margins and other line items for future periods as may be necessary to provide an understanding of material line item changes.

4.

In future filings, please attribute all of the material changes in the reported periods to specific factors. For example, we note your explanation of $1.5 million of the $7.1 million increase in 2004 SG&A expenses for the eCOST.com segment and your explanation of approximately $2.3 million of the $11.8 million increase in 2003 consolidated SG&A expenses, but you have not attributed the remaining increases to any other specific factors.

             Response:      The Staff’s comment is duly noted. As requested by the Staff, we will attribute in the results of operations discussion in future filings, where practical, all of the material changes in the reported periods to specific factors.

5.

In future filings, please expand your discussion to describe the underlying causes of the changes in your results of operations and provide a more detailed analysis of material year-to-year changes and trends. For example, you should explain why the expenses of operating your Canadian call center increased in 2004 and the business purpose of the 2004 awards that resulted in the $1.5 million of non-cash stock-based compensation expenses for the eCOST.com segment.

For further guidance on management’s discussion and analysis of results of operations, please refer to Item 303(a)(3) of Regulation S-K and our Interpretative Releases on Management’s Discussion and Analysis, Release 33-8350 and Section III.D of Release 33-6835, both of which are available on our website at www.sec.gov.

Response:      The Staff’s comment is duly noted. As requested by the Staff, we will provide in the results of operations discussion in future filings a detailed analysis of the underlying causes of material period to period changes and trends.

Liquidity and Capital Resources, page 36

6.

In future filings, please quantify and include a discussion of all relevant factors that directly contribute to material changes when describing the change in net cash used in operating activities over reported periods and explain the underlying causes of changes in cash flow.

Securities and Exchange Commission

July 12, 2005

Page Five

For example, we note that you discuss the increase in accounts receivable as a primary factor in the change for 2004 as compared with 2003, but you have excluded discussion of the underlying cause of this change. Furthermore, you have excluded any discussion of other significant factors such as the change in inventory in 2003 and the change in accounts payable, accrued expenses and other current liabilities in both 2004 and 2003.

Response:      The Staff’s comment is duly noted. As requested by the Staff, we will quantify in the liquidity and capital resources discussion in future filings and include, where practical, all of the relevant factors that directly contribute to material period to period changes.

7.

In future filings, please discuss the operational reasons for negative cash flows from operations and explain how you intend to meet cash requirements and maintain operations. For further guidance on management’s discussion and analysis of liquidity and capital resources, please refer to Item 303(a)(1) of Regulation S-K and the Commission’s Interpretive Releases on MD&A, Release 33-8350 and Section III.C of Release 33-6835, both of which are available on our website at www.sec.gov.

             Response:      The Staff’s comment is duly noted. As requested by the Staff, we will include in the liquidity and capital resources discussion in future filings a discussion of the operational reasons for negative cash flows from operations to the extent applicable and how we intend to meet cash requirements.

Contractual Obligations, page 37

8.	In future filings, please revise to include all long-term liabilities and any material employment contracts in your table of contractual obligations.

             Response:      The Staff’s comment is duly noted. We will include in the table of contractual obligations all items that fall within the categories specified in Item 303(a)(5) of Regulation S-K. However, we respectfully submit that obligations under employment contracts do not fall within the categories described in Item 303(a)(5) of Regulation S-K. We interpret “purchase obligations” under Item 303(a)(5)(ii)(D) of Regulation S-K to cover purchases of goods or services from sources outside the company. As the Staff is aware, a description of the material terms of our employment agreements with our executive officers is set forth in our proxy statement filed in connection with our 2005 annual meeting of stockholders, as well as in an exhibit entitled “Summary of Executive Salary and Bonus Arrangements,” which was filed as Exhibit 10.66 to our 2004 Form 10-K, which we believe is the appropriate location for disclosure of our obligations under employment contracts with such individuals.

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

Securities and Exchange Commission

July 12, 2005

Page Six

9.

We note that your independent auditor’s report indicates that your ineffective control over the valuation and completeness of revenue related to software service advisor agreements resulted in an audit adjustment to the 2004 consolidated financial statements. Quantify for us, the impact, if any, these agreements had on your results of operations and financial condition during 2003 and 2002.

             Response:      The software service advisor agreements identified in the independent auditors’ report would have had an impact on our consolidated net sales and pre-tax income of $61,000 in 2003 ($40,000 effect on net income after tax) and $39,000 in 2002 ($24,000 after tax) had it been recorded in each period. The effect on our consolidated balance sheet would increase deferred revenue by approximately $100,000 as of December 31, 2003 and $39,000 as of December 31, 2002. We have determined that the effect of these adjustments on our consolidated financial statements for the years ended and as of December 31, 2003 and 2002 was immaterial.

Notes to Consolidated Financial Statements, page F-8

Property and Equipment, page F-11

10.

We note your disclosure on page F-11 indicates that you have equipment acquired under capital leases, yet you have not disclosed any capital lease obligations in Note 5 - Commitments and Contingencies to your consolidated financial statements. Please confirm that you either have no remaining capital lease obligations or that any obligations outstanding at December 31, 2004 are immaterial.

             Response:      In response to the Staff’s comment, we confirm there were no remaining obligations under capital leases outstanding at December 31, 2004.

Note 7. Employee Benefits, page F-19

Stock Warrants and Options Issued to Non-employees, page F-20

11.

We note your disclosure related to the warrant to purchase 30,000 shares of the Company’s common stock which was issued to a consulting firm for investor and public relations services in June 2003 and the October 2004 option grant of 45,000 shares to a public relations consultant. Please confirm for us that you recorded an expense of approximately $0.1 million in 2004 as a fair value re-measurement adjustment for the June 2003 warrant grant. Additionally, provide us the following information:

•

Provide us with the details of the fair value calculation at the date of grant for the warrant to purchase 30,000 shares and the option to purchase 45,000 shares including the grant date fair value of your common stock, volatility, discount rate used and expected term.

Securities and Exchange Commission

July 12, 2005

Page Seven

•

Detail for us the amount expensed for each grant at inception and the fair value re-measurement adjustments recorded including the underlying stock price at each re-measurement date for each reporting period up to the date the warrant and option fully vested.

             Response:      In response to the Staff’s comment, we confirm that we recorded an expense of approximately $0.1 million in 2004 as a fair value re-measurement adjustment for the June 2003 warrant grant. The information regarding the fair value calculation, the recorded expense and the recorded fair value re-measurement adjustments for each grant are provided in the table below. Please note that the June 2003 warrant grant became fully vested in June 2004. The October 2004 option grant was partially vested as of December 31, 2004.

Securities and Exchange Commission

July 12, 2005

Page Eight

30,000 warrants - Issued June 15, 2003
Vests monthly over 1 year

Grant Date Fair Value of Stock					$ 3.99
Volatility					126%
Discount rate					3.34%
Expected Life					5 Years
								Total Expense based on Black- Scholes calc of unvested shares (based on % earned)
					Total Expense based on Black- Scholes calc of vested shares	Total Expense based on Black- Scholes calc of unvested shares
							% of total earned in accordance with FIN 28		Reversal of prior month unvested expense
Stock price at period end	Month	Fair Value of one option	Shares vested in current month	Unvested shares remaining						Total period expense
$ 6.95	Jul 03	$ 6.20	2,500	27,500	$ 15,490	$170,393	19.1%	$32,545	$ -	$48,035
8.07	Aug 03	7.27	2,500	25,000	18,163	181,634	32.1	58,305	(32,545)	43,922
10.45	Sep 03	9.55	2,500	22,500	23,883	214,945	42.3	90,986	(58,305)	56,565
8.44	Oct 03	7.62	2,500	20,000	19,046	152,371	51.0	77,709	(90,986)	5,769
13.37	Nov 03	12.38	2,500	17,500	30,947	216,627	58.6	126,857	(77,709)	80,095
16.23	Dec 03	15.16	2,500	15,000	37,906	227,434	65.3	148,530	(126,857)	59,579
14.34	Jan 04	13.32	2,500	12,500	33,303	166,517	71.4	118,946	(148,530)	3,720
15.35	Feb 04	14.30	2,500	10,000	35,761	143,045	77.0	110,188	(118,946)	27,002
18.30	Mar 04	17.18	2,500	7,500	42,959	128,877	82.2	105,971	(110,188)	38,743
18.60	Apr 04	17.48	2,500	5,000	43,692	87,385	87.1	76,095	(105,971)	13,816
16.50	May 04	15.43	2,500	2,500	38,564	38,564	91.6	35,340	(76,095)	(2,191)
18.88	Jun 04	17.75	2,500	-	44,377	-	100.0	-	(35,340)	9,037
									TOTAL	$384,091

						Subtotal 2004 expense for June 2003 warrant				$ 90,127

Securities and Exchange Commission

July 12, 2005

Page Nine

45,000 Options - Issued October 29, 2004
Vests 7500 immediately with remainder vesting quarterly over 1 year

Grant Date Fair Value of Stock					$ 15.43
Volatility					116%
Discount rate					3.47%
Expected Life					5 Years
								Total Expense based on Black- Scholes calc of unvested shares (based on % earned)
					Total Expense based on Black- Scholes calc of vested shares	Total Expense based on Black- Scholes calc of unvested shares
							% of total earned in accordance with FIN 28		Reversal of prior month unvested expense
Stock price at period end	Month	Fair Value of one option	Shares vested in current month	Unvested shares remaining						Total period expense
$ 15.43	Oct 04	$ 12.68	7,500	-	$ 95,098	-	N/A	$ -	$ -	$ 95,098
22.38	Dec 04	19.11	-	37,500	-	716,538	32.1%	229,889	-	229,889
									TOTAL	$324,987

Note 9. Segment Information, page F-23

12.

Expand your disclosure in future filings to reconcile the amounts of eCOST.com’s 2004, 2003 and 2002 net sales, gross profit, operating income (loss) and total assets disclosed herein to the financial statements included in eCOST.com, Inc.’s Form 10-K for the fiscal year ended December 31, 2004 incorporated by reference into your filing.

             Response: The Staff’s comment is duly noted. As requested by the Staff, we will expand our disclosures as applicable in future filings. Please note that our future filings will contain disclosures for eCOST.com on a post spin-off basis. Please note the eCOST.com spin-off was effective April 12, 2005.

Schedule II - Valuation of Qualifying Accounts

13.

In future filings, please include all qualifying accounts in Schedule II. For example, we note that the change in deferred tax asset valuation allowance for 2002 was excluded from your 2004 Schedule II.

             Response: The Staff’s comment is duly noted. As requested by the Staff, we will include in future filings all qualifying acounts in Schedule II.

Securities and Exchange Commission

July 12, 2005

Page Ten

 Form 10-Q for the Quarterly Period Ended March 31, 2005

General

14.	Please include page numbers in all future filings.
	Response:	We will include page numbers in future filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Ended March 31, 2005 Compared to the Three Months Ended March 31, 2004

15.

We note your disclosure related to a decrease in customer demand for certain high-value products. Please tell us the amount of inventory, if any, you wrote-down as a result of the decrease in demand in anticipation of new product releases during the quarter ended March 31, 2005. If you did not write-down any inventory during the quarter, please explain why not.

             Response:      The disclosure referenced in the Staff’s comment related to a decrease of approximately $5 million in consumer sales for certain high-value products in Q1 2005 compared to Q1 2004 in anticipation of new product launches by one of our largest vendors. Not all products sold are carried in inventory. We carry a limited inventory which we turn fifteen to twenty times a year depending on the season. In addition, a portion of our orders are shipped directly to our customers from inventory of third party suppliers with whom we have fulfillment arrangements. We monitor inventory turnover and valuation on a daily basis. At each financial reporting period, we analyze the recoverability of inventory, and write-down or reserve inventory as deemed necessary in accordance with our standard inventory accounting practices. As of March 31, 2005, we maintained a reserve of approximately $222,000 for this vendor’s high-value products included in our inventory. Our inventory reserve methodology is determined in part on historical recovery based on many factors, including the product type, age, and condition and vendor price protection practices. During the second quarter of 2005, we sold approximately 90% of this vendor’s high-value inventory on hand at March 31, 2005, and have approximately 10% remaining in inventory at June 30, 2005. The inventory sold during the second quarter of 2005 was sold at a reasonable profit, and we do not anticipate that losses will result from the sale of the remaining inventory that was on hand at June 30, 2005.

*                  *                  *

Securities and Exchange Commission

July 12, 2005

Page Eleven

                         As requested by the Staff, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct your questions or comments to the undersigned at (310) 354-5608 or Craig S. Mordock of Morrison & Foerster LLP at (949) 251-7156.

Very truly yours,

PC MALL, INC.

By:	/s/ Ted Sanders
Ted Sanders
Chief Financial Officer

cc:	Robert M. Mattson, Jr.

Morrison & Foerster LLP

Craig S. Mordock

Morrison & Foerster LLP